TITAN INTERNATIONAL, INC.

February 12, 2010

Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:    Titan International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Forms 10-Q for the Periods Ended March 31, 2009, June 30, 2009 and
September 30, 2009
Definitive Proxy Statement on Schedule 14A filed March 30, 2009

Dear Mr. Decker:

We are responding to comment letter dated January 20, 2010 which relates to Titan’s December 14, 2009 response to your December 1, 2009 comment letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.
We note your responses to comments three, eight and eleven to our letter dated December 1, 2009, stating that the reason for not filing the referenced agreements as exhibits relates to the confidential nature of the information contained in such agreements.  Please be advised that all material agreements must be filed as exhibits to your annual report in accordance with Item 601(b)(10) of regulation S-K, and to the extent that you consider that disclosure of such information would cause you competitive harm, you may request confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to either Securities Act Rule 406 (17 CFR 230.406) and Exchange Act Rule 24b-2 each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4) and Rule 80(b)(4)(17 CFR 200.80(b)(4) thereunder.  Please either file the complete copy of these agreements with your next periodic report, or otherwise file redacted versions of these agreements with your next periodic report and simultaneously request confidential treatment of the information you seek to keep confidential.  For guidance, please see Staff Legal Bulletin 1 (Feb. 28, 1997).

Mr. Decker
February 12, 2010

Comment Three:  Patents, Trademarks, and Royalties, page 7

I apologize that our December 14, 2009 response was incomplete.  The License Agreement is not a “material contract” as that term is defined and used in Item 601(b) (10) (ii) (B) of Regulation S-K.   The License Agreement is in the ordinary course of business therefore it is not required to be filed.  The Asset Purchase Agreement is not in the ordinary course of business because we do not manufacture equipment, buildings, etc.  We do in the ordinary course of business manufacture tires and the License Agreement allows us to use the Goodyear name in our farm tire business.  Different trademarks and patents are used on tires in our ordinary course of business whether through a License Agreement or filing for our own trademarks and patents.  Titan does not appear to be under an obligation to file these Agreements that are done in our ordinary course of business.

Comment Eight:  Management’s Discussion and Analysis of Financial Condition and Results of Operations Agricultural Market Outlook, page 33

Please tell us what consideration have you given to filing the supply agreement with John Deere as an exhibit to the annual report.

Again, I apologize that our December 14, 2009 response was incomplete.  The John Deere contract is not a “material contract” as that term is defined and used in Item 601(b) (10) of Regulation S-K, as it is an agreement made in Titan’s ordinary course of business.  In the ordinary course of business we have had these agreements with John Deere for many years as well as with other customers.  These agreements ordinarily accompany the kind of business conducted by Titan.  Titan does not appear to be under an obligation to file these Agreements that are done in our ordinary course of business.

Comment Eleven: Final Executed Version of the Amended and Restated Credit Agreement Dated January 30, 2009.

It appears that you have not filed the final executed version of the Amended and Restated Credit Agreement dated January 30, 2009 (Exhibit 10.10).  We also note that you have not filed the exhibits and schedules to this agreement.  Please file the complete copy of this agreement with your next periodic report and ensure that you file the final version of all of your material documents and agreements.

Mr. Decker
February 12, 2010

The final version of the Amended and Restated Credit Agreement Dated January 30, 2009 was filed on February 2, 2009 on Form 8-K.  The exhibits and schedules to the Agreement do not constitute “material contracts” under Item 601(b) (10) of Regulation S-K and, therefore, have not been filed.  Information that is on the exhibits and schedules is also described in the Final Amended and Restated Credit Agreement that has been filed.

Exhibit Index, Page 41

General

2.
We note your response to comment 9 of our letter date December 1, 2009.  Please note that material plans of business acquisitions and related arrangements must be filed as exhibits to your Form 10-K.  Previously filed plans must be listed as exhibits in the exhibit index and incorporated by reference.  Furthermore, please note that in accordance with Item 601(b)(2) of Regulation S-K, even though schedules or similar attachments to acquisition plans are not required to be filed (unless they contain information which is material to an investment decision), the acquisition plans or similar agreements must contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.   Please file or incorporate by reference all acquisition plans and similar agreements as exhibits with your next periodic report.  To extent that disclosure of information in these agreements is likely to cause you significant competitive harm, then you may elect to file a confidential treatment request as set forth in our comment one above.

Comment Nine: The Goodyear and Continental Asset Purchase Agreements

Item 601(b)(2) of Regulation S-K requires the filer to attach as an exhibit any material plan of acquisition, disposition, reorganization, readjustment succession, liquidation or arrangement and any amendments thereto.  Your December 1, 2009 comment letter requests the filing of “material business acquisition and related arrangements,” and your comment letter request the filing of “material plans of business acquisitions and related arrangements.”  Neither request appears to follow the terms used in 601(b) (2).  Moreover, the Goodyear and Continental Asset Purchase Agreements are not “plans of acquisition” as the term is used in Item 601(b) (2).  The actual Asset Purchase Agreement in the Goodyear and Continental acquisitions were filed as exhibits.  Asset Purchase Agreements are not normally entered into in the ordinary course of business under Item 601(b)(10)(i) and Item 601(b)(10)(ii).  The License Agreement, Supply Agreement, Trademarks,

Mr. Decker
February 12, 2010

Patents, etc. were not filed because we enter into these Agreements in the ordinary course of business.

Additionally, neither the Goodyear nor the Continental Asset Purchase Agreements would be considered a “material contract” under Item 601(b)(10)(i) with respect to Titan’s 2008 10-K report.  Both agreements were entered into more than two years before the 2008 10-K filing in question (Goodyear-12/28/2005 and Continental 7/31/2006).

However, both Asset Purchase Agreements were filed as “material” contracts at the time the agreements were executed.  The Goodyear Purchase Asset Agreement was filed on July 27, 2006 as part of Titan’s second quarter 10-Q report, and the Continental Asset Purchase Agreement was filed on October 27, 2006 as part of Titan’s third quarter 10-Q report.  As such, Titan does not appear to be under a continued obligation to file these agreements as exhibits to subsequent annual 10-K reports.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 30, 2009

General

3.
As we requested in our prior comment letter, please amend your Form 10-K to include the responses you have provided to comments 16 through 24 of our letter dated December 1, 2009; including the additional disclosures that you will provide in response to our comments raised below.

Amend Form 10-K to include Responses to Comments 16 through 24

Titan will include in its next Form 10-K its December 14, 2009 responses to Comments 16 through 24 of your letter dated December 1, 2009 and additional responses below.  We do not think we should amend the 2008 Form 10-K, but will include in our 2009 Form 10-K.

Comments Sixteen, Seventeen and Eighteen: Compensation Discussion and Analysis

4.
We note your response to comment 16 of our letter dated December 1, 2009.  We also note that you have provided an identical response to comments 17 and 18 of our letter dated December 1, 2009, even though the issues raised by these comments differ from those issued in our prior comment 16.  It appears that you have reproduced the response in error.  In addition, your response still does not clearly explain how the compensation committee made its decisions regarding compensation paid to executives in 2008.  Statements such as “{a}ll members of

Mr. Decker
February 12, 2010

the Compensation Committee are on other Corporate Boards”are too broad are not responsive.  In addition, this statement raises concerns as to whether you have properly disclosed interlock and insider participation in accordance with Item 407(e)(4) of Regulation S-K.  Furthermore, disclosures such as “salary adjustment… primarily related to job performance” lacks the required analysis and is not responsive to our comments.  Please address our prior comment 16 in full.  We re-issue comments 17 and 18.

Salary levels of the company executives are reviewed and may be adjusted annually by the Compensation Committee.  In determining appropriate salaries, the Committee considers: (i) the CEO’s recommendations as to compensation for all other executive officers; (ii) the scope of responsibility, experience, time, position and individual performance  of each executive officer, including the CEO; and (iii) compensation levels of other executives based on the Committee’s own business experience and judgment as well as annual salary surveys, etc.  The Compensation Committee members do sit on other Board of Directors and receive information such as annual salary surveys from different markets as well as manufacturing industry.  No Committee Member is using insider information.  The internet or my office supplies public surveys. They also get an idea of what percentage increases others are receiving in different markets such as academia, financial markets, etc., since this information is available to the public.  The Committee considers the Company’s competitors compensation, which comes from their public filings.  The Committee’s analysis is a subjective process, which utilizes no specific weights or formulas in determining executives’ base salaries but includes a discussion with management of all of the factors as required by Item 402(b) of Regulation S-K as well as all the other information discussed above.

Comment Seventeen:  Under the subheading "Objective," you discuss the production of Titan's new super giant radial off-the-road tire, sales for 2008 and stock performance over the past five years.  You have not discussed whether or how the committee considered these items in determining any element of compensation.  We note that these items are not specifically discussed with respect to salary or cash bonus.  Further, it is not clear how these items relate to the objectives of the company's compensation program.  Please clarify what role these items played in the committee's pay determinations for 2008.

Beginning the development of Titan’s new super giant off-road tire in 2008 was a significant company goal; sales increased 24% in 2008 over 2007 levels; and the Company’s stock price rose by approximately 237% from 2003 to 2008.  All of these accomplishments factored into the Committee’s pay determinations for 2008.  There were goals set to have this tire ready for testing and

Mr. Decker
February 12, 2010

those goals were discussed by the Committee.  At the same time, the largest bull wheel was being developed for testing the new super giant off-road tire and this was also considered.  The CEO and Chairman, Mr. Taylor, was responsible for both of these projects and they certainly were discussed by the Committee in regards to both his total compensation package which included bonus.  It was one of the reasons the Board asked Mr. Taylor to renew his Employment Agreement.

Comment Eighteen:  You disclose that the compensation committee considers, among other factors, the competitive marketplace conditions in setting base salaries for the named executive officers.  Since the committee does not use the services of a compensation consultant, please disclose what type of data the committee reviews and takes into consideration to help it assess the marketplace for executive talent, and how such information influences the committee’s decisions.  Similarly, it is unclear how the committee evaluated “current performance” and whether this was the company’s performance, the executive’s performance, or both in determining the amount of salary paid.  For example, it is unclear why Mr. Hackamack and Ms. Holley received a $15,000 increase in the base salary.

The salary adjustment for Mr. Hackamack and Ms. Holley in 2008 was based on the CEO’s recommendation to the Committee that their job performance in 2008 warranted the salary increase for each.  An example would be the extensive negotiation of the Amended and Restated Credit Agreement during historical challenging conditions in the financial markets.  The CEO will discuss the executives’ job performance with the Committee and answer any questions that they may have regarding the recommendation.  There have been years when the Company did not make money and the executives did not receive a bonus even though they did their job.  As stated above, the Committee discusses the executive's current performance but if the Company did not make any money, they may not receive an increase in their base salary or a bonus.  It may not have been according to the executive’s employment agreement, but the executive understood the Committee’s decision.

Mr. Decker
February 12, 2010

Cash Bonus, page 12

Comment 19

5.   Your disclosure about how the committee arrived at the bonus amounts for the named executive officers is overly broad and generic and provides no analysis as the factors considered by the committee in arriving at these payouts.  The disclosure that there is no pre-established plan or formula for determining the bonus amount also appears to be inconsistent with section 3 of each of Mr. Taylor's, Mr. Hackamack's and Ms. Holley's employment agreements, which provides that the bonus will be based on specified criteria and that the Board will establish the bonus and performance standards at the beginning of each year.  In accordance with Item 402(b)(1)(v), Items 402(b)(2)(v) and (vii) of Regulation S-K, your disclosure should discuss in reasonable detail how the amount for each element of compensation is determined, and how the specific items of corporate and individual performance influence the compensation committee's decisions in arriving at specific compensation amounts.  Please provide quantitative and qualitative disclosure of each material factor considered by the compensation committee in setting these bonus amounts, and avoid overly broad and boilerplate disclosure.

We note your response to comment 19 of our letter dated December 1, 2009.  However, in light of the provisions of Section 3 of each of Mr. Taylor’s, Mr. Hackamack’s and Ms. Holley’s employment agreements, your response does not address how the specific items of corporate and individual performance influence the compensation committee’s decision in arriving at specific compensation amounts.  As set forth in our prior comment 19 (above), please amend your form 10-K to extensively enhance your disclosure regarding committee’s analysis in determining the ultimate award amounts.  Please see Item 402(b)(1)(v) and Items 402(b)(2)(v) and (vii) of Regulation S-K.  In addition, please explain the last sentence of your response giving the appearance that Mr. Hackamack and Ms. Holley also received a bonus related to their employment contract extension.

The responses set forth in paragraph No. 4 above apply with equal force to the Committee’s determination of cash bonuses for company executives.  In addition, the CEO recommends to the Committee that Mr. Hackamack’s and Ms. Holley’s agreement to a contract extension also be considered in determining their respective bonus awards.  The Compensation Committee only has three executive officers currently and looking at performance, annual surveys, the industry, competitors, etc. is not overly broad or generic.  The Compensation Committee

Mr. Decker
February 12, 2010

have the same three members as the Audit Committee and Governance/Nominating Committee which means there is quite a lot of communication between the committees and the executives.  The Committee obviously receives information from each of the executives which allows them to judge their individual performance as well as the Company’s performance through their interaction with the executives.  Titan is unusual in that it currently only has three executives but this also allows direct communication with the Committee members and it is much easier to evaluate the executives performance.

CEO Employment Agreement, page 13

6.
We note your response to comment 21 of our letter dated December 16, 2009.  It appears that your disclosure derives from the provisions of Section 11 of each named executive’s employment agreement, yet, the disclosure does not appear to be complete, nor does it clearly address the issues raised in our prior comment 21.  For example, and not by way of limitation, you have not explained a named executive’s right to elect between the Normal Supplemental Retirement Benefit Payments and the early Supplemental Retirement Benefit Payments as set forth in Section 11.  Please address our prior comment 21 in full and properly characterize the contractual provisions of Section 11 of each executive’s employment agreement.

The executive at his or her sole discretion may elect to retire at the age of 60 and receive the Normal Supplemental Retirement Benefit.  The value of the payments the executive would receive under the Normal Supplemental Retirement Benefit was calculated to be $5 million for Mr. Taylor, $2 million for Mr. Hackamack and $2 million for Ms. Holley.  These amounts are figured by an outside actuary. The election by the executive is that they can retire at 60 or continue to work until the end of their contract.

If the executive elects to retire prior to the age of 60, he or she would be entitled, at his or her election, to receive an Early Supplemental Retirement Benefit.  The Early Supplemental Retirement Benefit would be equal to the actuarial equivalent of the Normal Supplemental Retirement Benefit Payments as determined at the time of such election.  Currently, Mr. Hackamack is the only executive that could make an such election of Early Supplemental Retirement Benefit.  We will update this information in the Company’s 2010 Proxy.

Mr. Decker
February 12, 2010

7.	Please amend your filing to explain how you have derived the payment amounts in connection with a named executive’s retirement, as referenced in the second paragraph of your response.

We will include in our 2010 Proxy filing.

Potential Payments on Change of Control, page 14

8.
The use of the term “contractual obligation” is unclear with respect to the benefits afforded to the CEO in the event of his retirement.  Please revise to enhance the clarity of your disclosure regarding these contractual arrangements, including CEO's right to "elect his contractual rights" and how the payments under the contractual obligation will be determined.  Please also clarify whether these are the supplemental retirement benefits provided for in section 11 of Mr. Taylor's employment agreement, and describe the material terms of these benefits here or under "Retirement or Voluntary Termination of Employment."  Please also comply with this comment with respect to the other named executive officers' contractual obligations and supplemental retirement benefits (we note similar provisions in section 11 of Mr. Hackamack’s and Ms. Holley’s employment agreements).

We note your response to comment 22 of our letter dated December 1, 2009; however, your response does not provide a detailed narrative of the material provisions of Section 7.3 of the employments agreements with respect to the change in control payments.  In order to help investors understand the tabular disclosure set forth on page 14, your discussion should specify the events triggering a named executives right to receive a change in control payment, and depending on the triggering event, what those payments would be.  Please amend your Form 10-K to address all of the issues raised in our prior comment 22 in full.

For the purpose of the executives’ employment agreements, a “change of control of the company” means:

(i)
any Person or two or more Persons acting in concert shall have acquired after the date hereof beneficial ownership (within the meaning of Rule13d-3 of the Securities and Exchange Commission under the Securities Exchange Act of 1934), directly or indirectly of securities of the Company (or other securities convertible into such securities) representing 20% or more of the combined voting power of securities of the company entitled to vote in the election of directors; or

Mr. Decker
February 12, 2010

(ii)
any Person or two or more Persons acting in concert shall have acquired after the date hereof by contract or otherwise, or shall have entered into a contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation, will result in its or their acquisition of control over securities of the company (or other securities convertible into such securities) representing 20% or more of the combined voting power of all securities of the company entitled to vote in the election of directors; or

(iii)
consummation of any merger or consolidation with respect to which the Company or any Parent is a constituent corporation (other than a transaction for the purpose of changing the Company’s corporate domicile) any liquidation or dissolution of the Company or any sale of substantially all of the assets of Company to another corporation.

If the executive terminates this agreement because of a change of control of the company,  Titan and/or successor shall pay Executive 100% of his Base Salary or Adjusted Base Salary for the remaining Employment term and to provide fully vested supplemental retirement benefits to the executive.  Contractual Obligations refers to the Executives’ Employment Agreements.

Please do not hesitate to contact me at 217-221-4484 if you have any questions concerning the Company’s response.

Sincerely,

    /s/ CHERI T. HOLLEY

Cheri T. Holley
Vice President, Secretary and
General Counsel
Titan International, Inc.
2701 Spruce Street
Quincy, Illinois 62301